Exhibit 12.1
ServiceNow, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings
Loss before provision for (benefit from) income taxes	$(149,004)	$(450,051)	$(193,012)	$(175,540)	$(71,197)
Fixed charges	74,545	50,920	43,540	38,571	9,375
Interest capitalized	—	—	46	72	—
Total earnings as defined	$(74,459)	$(399,131)	$(149,517)	$(137,041)	$(61,822)

Fixed charges
Interest expense (1)	$416	$476	$538	$138	$14
Amortization of debt discount and issuance costs	53,394	33,278	31,097	29,059	3,498
Estimated interest component of rental expense (2)	20,735	17,166	11,905	9,374	5,863
Total fixed charges as defined	$74,545	$50,920	$43,540	$38,571	$9,375

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$149,004	$450,051	$192,966	$175,468	$71,197
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(1)	Interest expense includes amortization expense for debt issuance costs and capitalized interest.

(2)	One-third of net rent expense is the portion deemed representative of the interest factor.